Mail Stop 3561
      August 8, 2005

John G. Murphy
President and Chief Executive Officer
U.S. Helicopter Corporation
6 East Rivers Piers, Suite 216
Downtown Manhattan Heliport
New York, New York 10004

Re: 	U.S. Helicopter Corporation
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed on July 21, 2005
      File No. 333-124262

Dear Mr. Murphy,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The market we anticipate... unreceptive to our service, page 11

1. Please clarify how the development of GPS-capability relates to your helicopters ability to operate independent of fixed wing aircraft activity.

Our failure to successfully take delivery... could harm our business, page 14

2. We note your response to our prior comment 8. Please continue to update the status of anticipated deliveries in your subsequent amendments.

Risks Related to Cornell Capital Financing, page 19

3. We note your response to our prior comment 10. We are concerned that your current disclosure continues to focus disproportionately on the SEDA shares - shares which are not registered in this registration statement and may not be registered until a market develops, which may never occur. Your disclosure identifies only one risk specific to the convertible debentures themselves. We re-issue our prior comment. Please revise this section to better address the risks related to the convertible debentures.

Selling Stockholders, page 24

4. We note your disclosure in footnote (2) on page 26. You disclose that the terms of the Convertible Debenture prohibit Cornell from holding in excess of 9.99% of your outstanding shares at any given time. We note that similar provisions in the SEDA will restrict your ability to put shares to Cornell (if and when a market for your shares develops). Please substantially revise your disclosure throughout the prospectus to emphasize that the share ownership restrictions imposed on Cornell will significantly limit, and delay, your ability to access funds under these agreements.

Convertible Debentures, page 27

5. We note your response to our prior comment 13. The additional risk factor which appears on page 20, should specifically identify the material restrictions imposed by the convertible debenture agreements, including the need to obtain certain consents. We do not regard general disclosure stating that you must adhere to the convertible debenture agreements as sufficiently helpful to investors.

Dilution, page 29

6. We note your response to our prior comment 15. We believe that you may have misunderstood our prior comment. Please provide a chart that sets forth the immediate dilution that will be experienced by investors purchasing shares from Cornell Capital at an assumed price of $0.75 per share (assuming that Cornell has acquired the shares pursuant to the Convertible Debenture at $0.20 per share).

Standby Equity Distribution Agreement, page 31

7. We note your supplemental response to our prior comment 18. We believe that your disclosure is still unclear. Please include the last sentence of that response in the paragraph immediately preceding the Plan of Distribution.


Alliances and Partnering Agreements, page 53

8. We note the second paragraph of your supplemental response to our prior comment 25. Please update your disclosure to reflect that the landing location has been finalized.

9. We note your response to our prior comment 26. Please clarify, if true, that a neutral facility would be on the safe side of the terminal and would not require additional security checks for your passengers.

10. Please disclose whether you will provide ground transportation for your passengers from the neutral site to the multiple terminals in these airports.

*	*	*

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Kuhn at (202) 551-3308 or Joseph A.
Foti
at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at
(202) 551-3201 with any other questions.

      Sincerely,



Letty G. Lynn
Reviewer
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U.S. Helicopter, Inc.
August 8, 2005
Page 1